

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2005 AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 14.5%, Operating Income Increased 19.4%, EBITDA[1] Up 0.7%, Net Income Improved US$1.8 million, or US$0.03 per ADR

YEAR TO DATE

Revenues Up 12.2%, Operating Income Increased 6.3%, EBITDA[1] Up 0.8%, Net Income Increased 20.4% to US$0.55 per ADR

(Santiago, Chile, August 3, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2005. All US$ figures are based on the exchange rate effective June 30, 2005 (US$1.00 = Ch$579.00).

COMMENTS FROM THE CEO

The results for the second quarter were positive, especially operating income and consolidated revenues that grew by 19.4% and 14.5%, respectively. Net income improved Ch$1,044 million (US$1.8 million) from a loss of Ch$56 million (US$0.1 million) in Q2'04 to

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(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

a gain of Ch$988 million (US$1.7 million) in Q2'05. During the quarter, costs and expenses continued to be affected, in part, by external factors. On one hand, higher distribution expenses and PET costs due to higher oil prices; on the other hand, the Argentinean gas crisis that has obliged us to use diesel oil instead of natural gas. To mitigate in part these effects and to mitigate the effects of inflation, in June we began a process of adjusting prices in almost all our business segments that will be finished by August.

In summary, we have built a strong volume base during the first half of the year that we expect to transform into a higher EBITDA generation during the second half, led by better prices.

During the quarter, the performance of beer in Chile and the soft drinks segments stood out. The operating results of beer in Chile improved 11.2%, mainly explained by 10.7% higher volumes and 0.4% higher prices. Premium segment volumes continued its positive trend, growing 20% during the quarter.

Soft drinks, mineral water and nectars segment grew 12.0% in terms of sale volumes, showing increases in all categories. In spite of higher cost and expenses, especially PET costs, its operating results improved by Ch$337 million (US$0.6 million). Worth mentioning is the excellent performance of the new product, "Mas", a sugarless citric-flavored soft drink based on mineral water with calcium and vitamin C, launched at the end of February, which explained most of the 46.9% increase in mineral water volumes during the quarter.

The wine segment continued its positive trend, improving its operating results by Ch$179 million (US$0.3 million). Higher revenues explain these results, mainly as a consequence of higher prices in both domestic and export markets.

The Argentine beer business results for the quarter are distorted due to exchange rate variations. Nevertheless, in US dollar terms the performance of our Argentine subsidiary was very positive, improving revenues by 20.3% and operating results by 12.4%.

Finally, I want to highlight our association with Control, with whom we formed Compañía Pisquera de Chile in mid-March (owned 80% by CCU). This new company has a very solid brand portfolio, and we now have almost a 50% share of the pisco industry. We are very optimistic about the potential of this new company and its future contribution to CCU's consolidated results. The benefits of this association will be captured by year-end, and especially during 2006. This quarter we began to present the new pisco business segment, due to the importance of this new operation.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'05   Total revenues increased 14.5% to Ch$98,715 million (US$170.5 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by an increase of 12.0% in the soft drink segment,

10.7% in beer Chile, 253.2% in the pisco business, 8.4% in beer Argentina and 27.7% in the Argentinean wine segment, partially offset by lower volumes in the Chilean wine business, both domestic and exports. The increase in average prices is explained by higher prices in the pisco, wine and beer Chile segments, partially offset by lower prices in beer Argentina, measured in Chilean pesos, and in the soft drinks segment.

YTD Accumulated revenues increased 12.2%, amounting to Ch$225,448 million (US$389.4 million).



	Q2 (US$ million)				% Chg.
	2004		**2005**		
Beer - Chile	49.2	33.0%	**54.6**	**32.0%**	11.1%
Beer - Argentina	14.2	9.5%	**14.0**	**8.2%**	-1.6%
Soft Drinks & Mineral Water	42.4	28.5%	**47.0**	**27.6%**	10.7%
Wine	37.4	25.1%	**37.9**	**22.3%**	1.4%
Pisco	3.3	2.2%	**13.7**	**8.0%**	319.2%
Others	2.5	1.6%	**3.3**	**1.9%**	33.5%
TOTAL	149.0	100.0%	**170.5**	**100.0%**	14.5%

CCU

	Year to Date			
	2004		**2005**	% Chg.
Beer - Chile	134.9	38.9%	**148.5**	**38.1%**	10.1%
Beer - Argentina	36.7	10.6%	**39.9**	**10.2%**	8.6%
Soft Drinks & Mineral Water	99.9	28.8%	**109.0**	**28.0%**	9.1%
Wine	65.2	18.8%	**68.0**	**17.5%**	4.3%
Pisco	6.2	1.8%	**17.4**	**4.5%**	178.3%
Others	4.1	1.2%	**6.6**	**1.7%**	59.1%
TOTAL	347.1	100.0%	**389.4**	**100.0%**	12.2%

GROSS PROFIT

Q2'05   Increased 11.8% to Ch$45,702 million (US$78.9 million) as a result of 14.5% higher revenues, partially offset by a 16.9% higher *cost of goods sold*, which amounted to Ch$53,013 million (US$91.6 million). The increase in cost of goods sold affected all businesses. In Q2'05, the gross profit margin, as a percentage of sales, decreased from 47.4% to 46.3%.

YTD   Increased 9.1%, amounting to Ch$115,238 million (US$199.0 million). The consolidated gross margin decreased 1.5 percentage points to 51.1%.

OPERATING RESULT

Q2'05   Amounted to Ch$4,840 million (US$8.4 million), 19.4% higher than Q2'04, mainly due to 11.8% higher gross profit, partially offset by 10.9% higher selling, general and administrative (SG&A) expenses. **SG&A** expenses reached Ch$40,862 million (US$70.6 million) in Q2'05, mainly due to higher SG&A expenses in the pisco, beer Chile and soft drinks businesses. SG&A expenses as a percentage of sales decreased from 42.7% in Q2'04 to 41.4% in Q2'05. The consolidated operating margin for the period increased from 4.7% to 4.9% in Q2'05.

YTD   Increased 6.3%, amounting to Ch$29,982 million (US$51.8 million). The consolidated operating margin decreased 0.7 percentage points to 13.3%.



Q2'05 SEGMENT CONTRIBUTION TO OPERATING INCOME (*)

(*) Does not consider beer Argentina and pisco that had a negative operating income

Operating Income and Operating Margin by Segment

	Q2 Operating Income (US$ million)			Q2 Operating Margin	
	2004	**2005**	**% Chg**	2004	**2005**
Beer - Chile	7.0	**7.7**	**11.2%**	14.2%	**14.2%**
Beer - Argentina	-2.5	**-2.5**	**3.1%**	-17.4%	**-18.2%**
Soft Drinks & Mineral Water	-0.5	**0.1**	**NM**	-1.1%	**0.2%**
Wine	2.9	**3.2**	**10.7%**	7.7%	**8.5%**
Pisco	-0.8	**-1.1**	**36.0%**	-24.9%	**-8.1%**
Others	0.9	**1.0**	**6.7%**	36.4%	**29.1%**
TOTAL	7.0	**8.4**	**19.4%**	4.7%	**4.9%**

	Year to Date Operating Income (US$ million)			Year to Date Operating Margin	
	2004	**2005**	**%Chg**	2004	**2005**
Beer - Chile	37.9	**39.4**	**3.9%**	28.1%	**26.5%**
Beer - Argentina	-0.5	**0.6**	**NM**	-1.4%	**1.6%**
Soft Drinks & Mineral Water	7.8	**7.8**	**-0.1%**	7.8%	**7.1%**
Wine	3.2	**4.1**	**26.4%**	4.9%	**6.0%**
Pisco	-2.0	**-2.6**	**32.0%**	-32.1%	**-15.2%**
Others	2.3	**2.6**	**11.0%**	56.8%	**39.7%**
TOTAL	48.7	**51.8**	**6.3%**	14.0%	**13.3%**

EBITDA

Q2'05   Increased 0.7% to Ch$14,529 million (US$25.1 million) compared to Q2'04, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.0 percentage points lower than in Q2'04, reaching 14.7%.

YTD   Increased 0.8%, to Ch$49,413 million (US$85.3 million). The EBITDA margin decreased 2.5 percentage points to 21.9%.



(*) Does not consider beer Argentina and pisco that had a negative EBITDA

Ebitda by segment

	Q2 EBITDA (US$ million)			Q2 EBITDA margin	
	2004	**2005**	**% Chg**	2004	**2005**
Beer - Chile	14.8	**15.4**	**4.6%**	30.0%	**28.3%**
Beer - Argentina	0.3	**-0.2**	**NM**	2.2%	**-1.1%**
Soft Drinks & Mineral Water	4.7	**4.4**	**-7.4%**	11.2%	**9.3%**
Wine	4.4	**4.6**	**5.3%**	11.7%	**12.2%**
Pisco	-0.7	**-0.6**	**-12.7%**	-20.7%	**-4.3%**
Others	1.4	**1.4**	**0.3%**	56.7%	**42.6%**
TOTAL	24.9	**25.1**	**0.7%**	16.7%	**14.7%**

CCU

	Year to Date EBITDA (US$ million)			Year to Date EBITDA margin	
	2004	**2005**	**% Chg**	2004	**2005**
Beer - Chile	53.6	**55.1**	**2.7%**	39.7%	**37.1%**
Beer - Argentina	5.2	**5.5**	**5.8%**	14.2%	**13.8%**
Soft Drinks & Mineral Water	18.2	**16.4**	**-9.8%**	18.2%	**15.1%**
Wine	6.0	**6.9**	**13.3%**	9.3%	**10.1%**
Pisco	-1.8	**-2.0**	**14.7%**	-28.5%	**-11.7%**
Others	3.3	**3.5**	**5.3%**	81.0%	**53.6%**
TOTAL	84.6	**85.3**	**0.8%**	24.4%	**21.9%**

NON-OPERATING RESULTS

Q2'05   Improved Ch$228 million (US$0.4 million) compared to the same quarter last year, from a loss of Ch$3,178 million (US$5.5 million) to a loss of Ch$2,950 million (US$5.1 million). The improvement in non-operating results is mainly explained by:

- ***Foreign currency exchange results***, which decreased from a loss of Ch$913 million (US$1.6 million) to a loss of Ch$91 million (US$0.2 million), mainly due to the appreciation of the Chilean peso.

- ***Other non-operating income/expenses,*** which improved from a loss of Ch$441 million (US$0.8 million) in Q2'04 to a loss of Ch$369 million (US$0.6 million) this quarter, mainly due to non-recurrent gains on the sale of fixed assets.

These positive effects were partially offset by:

- ***Interest expenses,*** which increased from Ch$1,489 million (US$2.6 million) in Q2'04 to Ch$1,884 million (US$3.3 million) in Q2'05, due to the higher debt related to the pisco business and higher interest rates.

- ***Price level restatement,*** which decreased from a gain of Ch$490 million (US$0.8 million) to a gain of Ch$319 million (US$0.6 million) in Q2'05, mainly due to the price level restatement of a cross currency swap related to a new syndicated loan, partially offset by the price level restatement of the net foreign currency exposure during Q2'05.

YTD   Improved from a loss of Ch$5,283 million (US$9.1 million) to a loss of Ch$4,295 million (US$7.4 million), mainly due to a lower loss in currency exchange result.

NET INCOME

Q2'05 Increased from a loss of Ch$56 million (US$0.1 million) to a gain of Ch$988 million (US$1.7 million), mainly due to improved operating and non-operating results and lower income taxes, partially offset by higher minority interest charges. Lower income taxes were mainly due to the amortization of differed income taxes. Minority interest charges increased due to better results obtained by Viña San Pedro.

YTD Increased from Ch$16,904 million (US$29.2 million) to Ch$20,356 million (US$35.2 million), mainly due to improved operating and non-operating results as well as lower income taxes, partially offset by higher minority interest charges.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "service level agreements". The costs of Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product. This new allocation criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q2'05.)

BEER CHILE

Revenues increased 11.1% to Ch$31,636 million (US$54.6 million), as a result of 10.7% higher sale volumes and 0.4% higher real average prices.

Operating Income increased 11.2% to Ch$4,482 million (US$7.7 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. ***Cost of goods sold*** increased 7.9% to Ch$13,022 million (US$22.5 million), mainly due to higher direct costs as a consequence of a mix with a greater presence of one-way products and premium brands, as well as higher energy costs due to the Argentine gas crisis. ***SG&A*** expenses increased 14.1% to Ch$14,133 million (US$24.4 million) reaching 44.7% of sales, 1.2 percentage points higher than in Q2'04, mainly due to higher distribution and marketing expenses. The operating margin of 14.2% was almost constant compared to Q2'04.

EBITDA increased 4.6% to Ch$8,940 million (US$15.4 million), while the EBITDA margin was 28.3% of sales, 1.8 percentage points lower than in Q2'04.

Comments Sale volumes had a very positive performance, with a 10.7% increase, most notably the premium segment which grew 20%. In the mainstream segment, Cristal increased its volumes by 9% and Escudo by 27%. Additionally, the Company increased prices by 5% on average during June, to compensate for higher costs and expenses and inflation since the last price increase in October 2003.

BEER ARGENTINA

Revenues decreased 1.6% to Ch$8,079 million (US$14.0 million), due to 9.0% lower prices measured in Chilean pesos, partially offset by 8.4% higher sale volumes. Nevertheless, in US dollar terms, prices increased 11.8% and revenues grew 20.3%.

Operating Income was almost constant in Chilean pesos, decreasing from a loss of Ch$ 1,428 million (US$2.5 million) in Q2'04 to a loss of Ch$ 1,472 million (US$2.5 million) in Q2'05, as a result of lower revenues and higher SG&A expenses partially offset by lower cost of goods sold. In dollar terms, our subsidiary CCU Argentina's operating income increased 12.4% in Q2'05. **Cost of goods sold** decreased 3.2%, reaching Ch$4,862 million (US$8.4 million) this quarter. As a percentage of sales, cost of goods sold decreased from 61.2% to 60.2%. **SG&A** expenses remained almost flat, increasing from Ch$4,614 million (US$8.0 million) in Q2'04 to Ch$4,689 million (US$8.1 million) in Q2'05. As a percentage of sales, SG&A expenses increased from 56.2% to 58.0%.

EBITDA decreased from a gain of Ch$182 million (US$0.3 million) to a loss of Ch$92 million (US$0.2 million) this quarter, while the EBITDA margin was a -1.1%, compared with 2.2% in Q2'04.

Comments The profitability of this segment continues improving in US dollar terms, with higher volumes and better prices. Prices increased from US$34 per HL in Q2'04 to US$38 per HL in Q2'05. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US$ dollars as of June 2005 converted to Chilean pesos at the exchange rate of June 30, 2005, minus the results in US$ dollars as of March 2005 converted to Chilean pesos at the exchange rate of March 31, 2005, the latter adjusted by the Chilean Q2'05 inflation rate. Sale volumes increased mainly in the nationwide brands, Schneider, Heineken and Budweiser. During the period, Schneider launched a media campaign based on television spots focusing on its core attributes, showing that only the "inside matters". This campaign had a very positive reception among consumers.

CCU

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 10.7% to Ch$27,205 million (US$47.0 million), mainly due to 12.0% higher sale volumes, partially offset by lower prices in the soft drinks and nectars categories.

Operating Income improved from a loss of Ch$274 million (US$0.5 million) in Q2'04 to a gain of Ch$62 million (US$0.1 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A. ***Cost of goods sold*** increased 13.7% to Ch$14,156 million (US$24.4 million) mainly due to higher direct costs as a consequence of a greater mix of one-way products and higher cost of PET. As a percentage of sales, cost of goods sold increased from 50.7% to 52.0%. ***SG&A*** expenses increased 4.7% to Ch$12,986 million (US$22.4 million), mainly due to higher marketing expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expenses decreased from 50.5% in Q2'04 to 47.7% in Q2'05. The operating margin improved from a negative 1.1% to a positive 0.2% in Q2'05.

EBITDA decreased from Ch$2,742 million (US$4.7 million) in Q2'04 to Ch$2,540 million (US$4.4 million) this quarter, while the EBITDA margin was 9.3% compared to 11.2% in Q2'04.

Comments Sales volume had a very positive performance in all categories. Mineral water grew 46.9%, explained by the excellent performance of "Mas", launched at the end of February. This new product, a sugarless citric-flavored soft drink based on mineral water with calcium and vitamin C, explains most of the category's growth during the quarter. Additionally, Pepsi brand volumes had a positive performance during the period, increasing 10%. During June, after many years without significant variations, prices were adjusted on average by 6% to recover part of the increases in costs and expenses, as well as inflation.

WINE

Revenues increased 1.4% to Ch$21,966 million (US$37.9 million), due to 3.9% higher average prices, partially offset by 6.7% lower volumes. In the domestic segment, prices increased 16.4%, partially offset by 5.3% lower volumes. In the export segment, prices in US dollar terms increased 10%, but in Chilean pesos remained almost flat, increasing 0.1%, due to the appreciation of the Chilean peso during the quarter.

Operating Income increased 10.7% to Ch$1,857 million (US$3.2 million) in Q2'05, mainly due to higher revenues and lower SG&A, partially offset by higher cost of goods sold. ***Cost of goods sold*** increased 4.4% from Ch$13,892 million (US$24.0 million) in Q2'04 to Ch$14,509 million (US$25.1 million) this quarter, mainly due to higher direct costs (explained by the costs of grapes and wine). **SG&A** expenses decreased 8.2% to Ch$5,600 million (US$9.7 million), mainly due to lower transportation costs explained by lower volumes, and lower salaries. Accordingly, the operating margin increased from 7.7% in Q2'04 to 8.5% in Q2'05.

EBITDA improved Ch$135 million (US$0.2 million) to Ch$2,677 million (US$4.6 million), while the EBITDA margin increased from 11.7% to 12.2%.

Comments The profitability of this segment, although still low, continues a positive trend, with an improvement in operating results and EBITDA, in spite of the stronger Chilean peso. The improvement in profitability is a consequence of the program to rationalize costs, expenses and SKUs, as well as price increases achieved by the Company in both domestic and export markets.

PISCO

Revenues increased 319.2% to Ch$7,935 million (US$13.7 million), due to 253.2% higher volumes and 17.2% higher average prices, as a result of the joint venture with Control, which created Compañía Pisquera de Chile.

Operating Income decreased 36.0%, to a loss of Ch$642 million (US$1.1 million) in Q2'05, mainly due to higher cost of goods sold and SG&A, partially offset by higher revenues. **Cost of goods sold** increased 269.2% from Ch$1,481 million (US$2.6 million) in Q2'04 to Ch$5,468 million (US$9.4 million) this quarter, but as a percentage of sales decreased from 78.2% in Q2'04 to 68.9% in Q2'05. **SG&A** expenses increased 251.7% to Ch$3,108 million (US$5.4 million), but as a percentage of sales decreased from 46.7% in Q2'04 to 39.2% in Q2'05. Accordingly, the operating margin improved from -24.9% in Q2'04 to -8.1% in Q2'05.

EBITDA improved Ch$50 million (US$0.1 million) to a loss of Ch$342 million (US$0.6 million), while the EBITDA margin improved from -20.7% to -4.3%.

Comments The creation of Compañía Pisquera de Chile S.A. which merged the operations of Control and Pisconor S.A. on March 14 2005, has resulted in an approximately 50% share of the Chilean pisco industry and a significant relevance to CCU's consolidated operations. This association explains the higher revenues as well as higher costs and expenses, mainly because Q2'05 results are compared with the operation of only Pisconor during Q2'04. Compañía Pisquera de Chile is currently in the process of unifying both operations using CCU's share services in order to obtain synergies to improve the profitability of this segment. The benefits of this association will be captured by year-end, and especially during 2006.

CCU

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended June 30, 2005 was 12.5%, increasing 1.1 percentage points when compared with the same period of last year.

	ROCE 2004	**ROCE 2005**
Beer Chile	29.0%	**30.8%**
Beer Argentina	-1.4%	**0.6%**
Soft Drinks	12.9%	**13.4%**
Wine	1.9%	**3.9%**
Consolidated	11.4%	**12.5%**

(Five exhibits to follow)

CCU

Exhibit 1: Income Statement (Second Quarter 2005)

	Ch$ millions		US$ millions (1)		%
	Q2'05	Q2'04	Q2'05	Q2'04	Change
Net sales	98,715	86,247	170.5	149.0	14.5%
Cost of goods sold	(53,013)	(45,359)	(91.6)	(78.3)	16.9%
% of sales	53.7%	52.6%	53.7%	52.6%	
Gross profit	45,702	40,888	78.9	70.6	11.8%
% of sales	46.3%	47.4%	46.3%	47.4%	
SG&A	(40,862)	(36,836)	(70.6)	(63.6)	10.9%
% of sales	41.4%	42.7%	41.4%	42.7%	
Operating income	4,840	4,053	8.4	7.0	19.4%
% of sales	4.9%	4.7%	4.9%	4.7%	
Non-operating result					
Financial income	(252)	(223)	(0.4)	(0.4)	12.8%
Equity in NI of rel. companies	49	(4)	0.1	(0.0)	NM
Other non-operating income	414	141	0.7	0.2	193.5%
Amortization of goodwill	(721)	(597)	(1.2)	(1.0)	20.8%
Interest expenses	(1,884)	(1,489)	(3.3)	(2.6)	26.5%
Other non-operating expenses	(783)	(582)	(1.4)	(1.0)	34.5%
Price level restatement	319	490	0.6	0.8	-35.0%
Currency exchange result	(91)	(913)	(0.2)	(1.6)	-90.1%
Total	(2,950)	(3,178)	(5.1)	(5.5)	-7.2%
Income before taxes	1,890	875	3.3	1.5	116.0%
Income taxes	(679)	(954)	(1.2)	(1.6)	-28.8%
Tax rate	35.9%	109.0%	35.9%	109.0%	
Minority interest	(233)	11	(0.4)	0.0	NM
Amort. of negative goodwill	10	12	0.0	0.0	-15.6%
Net income	988	(56)	1.7	(0.1)	NM
% of sales	1.0%	-0.1%	1.0%	-0.1%	
Earnings per share	3.10	(0.18)	0.01	(0.00)	NM
Earnings per ADR	15.51	(0.88)	0.03	(0.00)	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,557	10,274	16.5	17.7	-7.0%
Amortization	133	102	0.2	0.2	29.8%
EBITDA	14,529	14,429	25.1	24.9	0.7%
% of sales	14.7%	16.7%	14.7%	16.7%	
Capital expenditures	7,040	3,450	12.2	6.0	104.1%

(1) Exchange rate: US$1.00 = Ch$579.00

CCU

Exhibit 2: Income Statement (Six Months Ended June 30, 2005)

	Ch$ millions		US$ millions (1)		%
	30-June-05	30-June-04	30-June-05	30-June-04	Change
Net sales	225,448	200,991	389.4	347.1	12.2%
Cost of goods sold	(110,210)	(95,330)	(190.3)	(164.6)	15.6%
% of sales	48.9%	47.4%	48.9%	47.4%	
Gross profit	115,238	105,660	199.0	182.5	9.1%
% of sales	51.1%	52.6%	51.1%	52.6%	
SG&A	(85,257)	(77,457)	(147.2)	(133.8)	10.1%
% of sales	37.8%	38.5%	37.8%	38.5%	
Operating income	29,982	28,203	51.8	48.7	6.3%
% of sales	13.3%	14.0%	13.3%	14.0%	
Non-operating result					
Financial income	724	378	1.2	0.7	91.4%
Equity in NI of rel. companies	112	(17)	0.2	(0.0)	NM
Other non-operating income	553	432	1.0	0.7	27.9%
Amortization of goodwill	(1,287)	(1,184)	(2.2)	(2.0)	8.7%
Interest expense	(3,550)	(3,265)	(6.1)	(5.6)	8.7%
Other non-operating expenses	(895)	(762)	(1.5)	(1.3)	17.5%
Price level restatement	598	331	1.0	0.6	80.9%
Currency exchange result	(550)	(1,197)	(0.9)	(2.1)	-54.1%
Total	(4,295)	(5,283)	(7.4)	(9.1)	-18.7%
Income before taxes	25,687	22,920	44.4	39.6	12.1%
Income taxes	(4,907)	(6,039)	(8.5)	(10.4)	-18.7%
Tax rate	19.1%	26.3%	19.1%	26.3%	
Minority interest	(444)	0	(0.8)	0.0	NM
Amort. of negative goodwill	20	23	0.0	0.0	-11.4%
Net income	20,356	16,904	35.2	29.2	20.4%
% of sales	9.0%	8.4%	9.0%	8.4%	
Earnings per share	63.91	53.07	0.11	0.09	20.4%
Earnings per ADR	319.56	265.37	0.55	0.46	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	19,162	20,603	33.1	35.6	-7.0%
Amortization	269	203	0.5	0.4	32.4%
EBITDA	49,413	49,009	85.3	84.6	0.8%
% of sales	21.9%	24.4%	21.9%	24.4%	
Capital expenditures	17,011	10,069	29.4	17.4	69.0%

(1) Exchange rate: US$1.00 = Ch$579.00

CCU

Exhibit 3: Segment Information - Second Quarter 2005

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	31,167	28,033	8,007	8,123	27,090	24,493	19,919	20,542	7,824	1,890	1,894	1,419
Other products	469	448	72	86	115	83	2,047	1,126	110	3	0	0
Total	31,636	28,481	8,079	8,210	27,205	24,577	21,966	21,668	7,935	1,893	1,894	1,419
% change	11.1%		-1.6%		10.7%		1.4%		319.2%		33.5%	
Cost of sales	(13,022)	(12,066)	(4,862)	(5,024)	(14,156)	(12,450)	(14,509)	(13,892)	(5,468)	(1,481)	(996)	(446)
% of sales	41.2%	42.4%	60.2%	61.2%	52.0%	50.7%	66.1%	64.1%	68.9%	78.2%	52.6%	31.4%
SG&A	(14,133)	(12,383)	(4,689)	(4,614)	(12,986)	(12,401)	(5,600)	(6,097)	(3,108)	(884)	(347)	(456)
% of sales	44.7%	43.5%	58.0%	56.2%	47.7%	50.5%	25.5%	28.1%	39.2%	46.7%	18.3%	32.1%
Operating profit	4,482	4,032	(1,472)	(1,428)	62	(274)	1,857	1,678	(642)	(472)	552	517
% change	11.2%		3.1%		NM		10.7%		36.0%		6.7%	
% of sales	14.2%	14.2%	-18.2%	-17.4%	0.2%	-1.1%	8.5%	7.7%	-8.1%	-24.9%	29.1%	36.4%
Depreciation	4,457	4,518	1,338	1,560	2,476	3,015	731	813	300	80	255	288
Amortization	1	1	42	50	1	1	89	51	0	0	0	0
EBITDA	8,940	8,550	(92)	182	2,540	2,742	2,677	2,542	(342)	(392)	807	805
% change	4.6%		NM		-7.4%		5.3%		-12.7%		0.3%	
% of sales	28.3%	30.0%	-1.1%	2.2%	9.3%	11.2%	12.2%	11.7%	-4.3%	-20.7%	42.6%	56.7%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
VOLUMES & PRICING										
					Total**		Total			
Volume (HLs)	715,840	646,391	382,895	353,350	971,648	867,851	232,720	249,388	55,137	15,611
% change	10.7%		8.4%		12.0%		-6.7%		253.2%	

Soft Drinks			Chile - Domestic	
667,720	639,042		128,234	135,401
4.5%			-5.3%	
Nectars			Chile Bottled Exports	
104,391	92,974		94,137	105,880
12.3%			-11.1%	
Mineral Water			Argentina	
199,537	135,835		10,349	8,107
46.9%			27.7%	

* Volumes include exports of 11.738 HL (8.985 HL to Chile) and 8.250 HL (6.702 HL to Chile) in Q2'05 and Q2'04 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 17 million and 15 million in Q2'05 and Q2'04 respectively.

*** Volumes do not include bulk volumes of 37.900 HL (35.858 HL from Chile exports and 2.042 HL from Argentina) and 29.457 HL (25.697 HL from Chile exports and 3.760 HL from Argentina) in Q2'05 and Q2'04 respectively.

					Total		Total			
Price (Ch$ / HL)	43,539	43,368	20,912	22,989	27,880	28,223	85,593	82,369	141,905	121,079
% change (real)	0.4%		-9.0%		-1.2%		3.9%		17.2%	

Soft Drinks			Chile - Domestic	
27,029	27,619		60,351	51,846
-2.1%			16.4%	
Nectars			Chile Bottled Exports	
40,553	41,336		118,682	118,521
-1.9%			0.1%	
Mineral Water			Argentina	
24,097	22,086		97,366	120,010
9.1%			-18.9%	

CCU

Exhibit 4: Segment Information - Six Months Ended June 30, 2005

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	84,905	77,219	22,883	21,038	62,868	57,682	35,820	35,352	9,934	3,605	3,797	2,386
Other products	1,085	905	196	218	259	167	3,577	2,411	124	9	0	0
Total	85,990	78,124	23,079	21,256	63,127	57,849	39,397	37,763	10,059	3,614	3,797	2,386
% change	10.1%		8.6%		9.1%		4.3%		178.3%		59.1%	
Cost of sales	(31,638)	(28,801)	(12,044)	(11,525)	(31,337)	(27,004)	(26,432)	(24,997)	(7,094)	(2,827)	(1,666)	(176)
% of sales	36.8%	36.9%	52.2%	54.2%	49.6%	46.7%	67.1%	66.2%	70.5%	78.2%	43.9%	7.4%
SG&A	(31,557)	(27,374)	(10,670)	(10,032)	(27,290)	(26,341)	(10,619)	(10,909)	(4,495)	(1,947)	(625)	(854)
% of sales	36.7%	35.0%	46.2%	47.2%	43.2%	45.5%	27.0%	28.9%	44.7%	53.9%	16.5%	35.8%
Operating profit	22,795	21,948	365	(302)	4,500	4,503	2,346	1,857	(1,530)	(1,160)	1,506	1,356
% change	3.9%		NM		-0.1%		26.4%		32.0%		11.0%	
% of sales	26.5%	28.1%	1.6%	-1.4%	7.1%	7.8%	6.0%	4.9%	-15.2%	-32.1%	39.7%	56.8%
Depreciation	9,087	9,091	2,742	3,221	5,011	6,040	1,444	1,544	350	131	528	576
Amortization	2	2	87	99	2	1	178	101	0	0	0	0
EBITDA	31,884	31,041	3,194	3,018	9,513	10,545	3,968	3,502	(1,180)	(1,028)	2,034	1,932
% change	2.7%		5.8%		-9.8%		13.3%		14.7%		5.3%	
% of sales	37.1%	39.7%	13.8%	14.2%	15.1%	18.2%	10.1%	9.3%	-11.7%	-28.5%	53.6%	81.0%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
VOLUMES & PRICING										
					Total**		Total			
Volume (HLs)	1,983,463	1,778,473	1,048,763	971,421	2,296,622	2,070,228	420,086	435,596	78,939	29,893
% change	11.5%		8.0%		10.9%		-3.6%		164.1%	
					Soft Drinks		Chile - Domestic			
					1,585,818	1,508,193	234,135	237,637		
					5.1%		-1.5%			
					Nectars		Chile Bottled Exports			
					202,181	175,997	168,738	185,906		
					14.9%		-9.2%			
					Mineral Water					
					508,623	386,038	Argentina			
					31.8%		17,214	12,053		
							42.8%			

* Volumes include exports of 28.149 HL (20.817 HL to Chile) and 21.257 HL (16.764 HL to Chile) in 2005 and 2004 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 40 million and 36 million in 2005 and 2004, respectively.

*** Volumes do not include bulk volumes of 77.388 HL (59.836 HL from Chile exports and 17.552 HL from Argentina) and 64.450 HL (48.155 HL from Chile exports and 6.376 HL from Argentina) in 2005 and 2004 respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco	
					Total		Total			
Price (Ch$ / HL)	42,806	43,419	21,819	21,657	27,374	27,863	85,267	81,158	125,849	120,586
% change (real)	-1.4%		0.7%		-1.8%		5.1%		4.4%	
					Soft Drinks		Chile - Domestic			
					27,084	27,538	59,593	50,833		
					-1.6%		17.2%			
					Nectars		Chile - Export			
					41,142	42,356	119,083	117,704		
					-2.9%		1.2%			
					Mineral Water					
					22,807	22,523	Argentina			
					1.3%		103,006	115,374		
							-10.7%			

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		%
	30-June-05	30-June-04	30-June-05	30-June-04	Change
ASSETS					
Cash & equivalents	58,949	65,426	101.8	113.0	-9.9%
Other current assets	158,357	124,720	273.5	215.4	27.0%
Total current assets	217,306	190,146	375.3	328.4	14.3%
PP&E, net	315,796	319,678	545.4	552.1	-1.2%
Other assets	79,359	67,637	137.1	116.8	17.3%
TOTAL ASSETS	612,460	577,461	1,057.8	997.3	6.1%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	42,225	37,130	72.9	64.1	13.7%
Other current liabilities	72,872	60,559	125.9	104.6	20.3%
Total current liabilities	115,097	97,689	198.8	168.7	17.8%
Long-term debt (2)	119,756	114,016	206.8	196.9	5.0%
Other long-term liabilities	30,325	33,709	52.4	58.2	-10.0%
Total long-term liabilities	150,081	147,726	259.2	255.1	1.6%
Minority interest	41,659	40,094	72.0	69.2	3.9%
Stockholders' equity	305,623	291,952	527.8	504.2	4.7%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	612,460	577,461	1,057.8	997.3	6.1%

OTHER FINANCIAL INFORMATION

Total financial debt	161,981	151,146	279.8	261.0	7.2%
Net debt (3)	103,032	85,720	177.9	148.0	20.2%
Liquidity ratio	1.89	1.95			
Debt / Capitalization	0.32	0.31			

(1) Exchange rate: US$1.00 = Ch$579.00

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents